KRAIG BIOCRAFT LABORATORIES, INC.
120 N. Washington Square, Suite 805,
Lansing, Michigan 48933

June 17, 2010

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Pamela Long

Re:	Kraig Biocraft Laboratories, Inc. Registration Statement on Form S-1, File No. 333-162316

Dear Ms. Long:

Kraig Biocraft Laboratories, Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to 4:00 p.m. on Monday, June 21, 2010, or as soon thereafter as is possible.  The company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

KRAIG BIOCRAFT LABORATORIES, INC.

By:  /s/ Kim Thompson
Kim Thompson
Chief Executive Officer